CUSIP NO. 62758B109						Page 1
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

(For the Purpose of correcting the amount of funds shown in Item No. 3 of Amendment No. 2)

MUSICLAND STORES CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

62758B109
(CUSIP Number)

Alfred Teo, Alpha Industries, Inc.
 Page & Schuyler Avenues, P. O. Box 808
Lyndhurst, NJ  07071
(201) 933-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  ___________.

Check the following box if a fee is being paid with the statement _______________. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


SCHEDULE 13D
CUSIP NO. 62758B109						Page 2

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 62758B109						Page 3

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	M.A.A.A. Trust FBO Mark, Andrew, Alan and Alfred Teo, Jr.
	Annie Teo and Teren Seto Handelman, Co-Trustees
	IRS #22-6584856

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	00 - Trust Funds

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	_______
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES	7.	SOLE VOTING POWER      	355,000 shares
BENEFICIALLY   		8.	SHARED VOTING POWER
OWNED BY		      	9.	SOLE DISPOSITIVE POWER 	355,000 shares
EACH			         	10.	SHARED DISPOSITIVE POWER
REPORTING
PERSON
WITH


11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					355,000 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  1.03%

14.	TYPE OF REPORTING PERSON*    00 - Trust

SCHEDULE 13D
CUSIP NO. 62758B109						Page 4

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alfred S. Teo and Annie Teo, Joint Tenants with Rights of
	of Survivorship
	Alfred Teo:  SSN:  ###-##-####
	Annie Teo:   SSN:  ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	________
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES	7.	SOLE VOTING POWER      	3,515,800 shares
BENEFICIALLY		   8.	SHARED VOTING POWER
OWNED BY		      	9.	SOLE DISPOSITIVE POWER  3,515,800 shares
EACH				        10.	SHARED DISPOSITIVE POWER
REPORTING
PERSON
WITH


11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					3,515,800 shares

12.	CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    10.25%

14.	TYPE OF REPORTING PERSON*    IN

SCHEDULE 13D
CUSIP NO. 024490104						Page 5

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alpha Industries, Inc. Retirement Plan dated January 1, 1984
	Alfred Teo, Trustee
	IRS I.D. #22-2408251

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	00 - Trust Funds

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	_______
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES	7.	SOLE VOTING POWER         10,000 shares
BENEFICIALLY   		8.	SHARED VOTING POWER
OWNED BY	      		9.	SOLE DISPOSITIVE POWER	   10,000 shares
EACH		        		10.	SHARED DISPOSITIVE POWER
REPORTING
PERSON
WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					10,000 shares

12.	CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	__________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .03%

14.	TYPE OF REPORTING PERSON*    00 - Trust


SCHEDULE 13D
CUSIP NO. 024490104						Page 6

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alpha Technologies, Inc.
	IRS I.D. #22-301576

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	________
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES	7.	SOLE VOTING POWER        	19,000 shares
BENEFICIALLY	   	8.	SHARED VOTING POWER
OWNED BY		      	9.	SOLE DISPOSITIVE POWER    19,000  shares
EACH		        		10.	SHARED DISPOSITIVE POWER
REPORTING
PERSON
WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					19,000 shares

12.	CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	_________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .06%

14.	TYPE OF REPORTING PERSON*    CO


CUSIP NO. 62758B109						Page 7





	SCHEDULE 13D






	CUSIP NO. 62758B109








Item 1.	Security and Issuer



No Par Value Common Stock

Musicland Stores Corp.

Jack W. Eugster, Chairman of the Board, President, CEO
10400 Yellow Circle Drive
Minnetonka, MN   5534

SCHEDULE 13D
CUSIP NO. 62758B109						Page 8

ITEM 2.  IDENTITY AND BACKGROUND

I.	M.A.A.A. TRUST FBO MARK, ANDREW, ALAN & ALFRED TEO, JR.,
ANNIE TEO AND TEREN SETO HANDELMAN, CO-TRUSTEES

(a)	M.A.A.A. Trust FBO Mark, Andrew, Alan & Alfred Teo, Jr.

(b)	Place of organization:  783 West Shore Drive, Kinnelon, NJ
07405

(c)	Principal business:  Trust

(d)	During the last five (5) years, neither Mark Teo, Andrew Teo,
Alan Teo, Alfred Teo, Jr., Annie Teo nor Teren Seto Handelman have been convicted in a criminal proceeding.

(e)	During the last five (5) years, neither Mark Teo, Andrew Teo,
Alan Teo, Alfred Teo, Jr., Annie Teo nor Teren Seto Handelman have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

II.	ALFRED TEO AND ANNIE TEO, JOINT TENANTS WITH RIGHTS OF
SURVIVORSHIP

(a)	Alfred Teo and Annie Teo, husband and wife

(b)	Residence:  783 West Shore Drive, Kinnelon, NJ 07405

(c)	Annie Teo is a homemaker and interior decorator, being the
Director, President and Treasurer of TUK Associates, Inc. of Kinnelon, New Jersey. Annie Teo is also a Building Manager. Alfred Teo is engaged in the manufacture and distribution of plastics and plastic products. Both Annie Teo and Alfred Teo have interests in various partnerships and other entities holding title to real property. Alfred Teo holds the below described offices in the following corporations, all of which are manufacturers and distributors of plastics and plastic products:


SCHEDULE 13D
CUSIP NO. 62758B109						Page 9


	Chairman, President and Director :
	Sigma Extruding Corp.
	Page & Schuyler Avenues, Lyndhurst, New Jersey 07071

	Chairman, President and Director:
	Omega Extruding Corp. of California
	9614 Lucas Ranch Road, Rancho Cucamonga,	California   91730

	Chairman, President and Director:
	Omega Plastic Corp.
	Page & Schuyler Avenues, Lyndhurst, New Jersey 	07071

	Chairman, President and Director:
	Beta Plastics Corp.
	120 Amor Avenue, Carlstadt, New Jersey 07072

	Chairman, Executive Vice President, Secretary	and Director:
	Delta Plastics Holding Corp. (a Delaware Corporation)
	560 Ferry Street, Newark, New Jersey 07105

	Chairman, Executive Vice President, Secretary and Director:
	Delta Plastics Corporation (a New Jersey Corporation)
	560 Ferry Street, Newark, New Jersey 07105

	Chairman, Executive Vice President, Secretary and Director:
	Delta Plastics Corporation (a Massachusetts Corporation)
	560 Ferry Street, Newark, New Jersey 07105

	Chairman, Executive Vice President, Secretary	and Director:
	Delta Plastics Corporation (a Georgia Corporation)
	560 Ferry Street, Newark, New Jersey 07105

	Chairman, Executive Vice President, Secretary and Director:
	Delta Plastics Corp. of Illinois
	1650 East 95th Street, Chicago, Illinois 60617

	Chairman, Executive Vice President, Secretary and Director:
	Delta Plastics Corp. of North Carolina
	1206 Traywick Road, Marshville, North Carolina 28103

SCHEDULE 13D
CUSIP NO. 62758B109						Page 10

	Chairman, Chief Executive Officer, Vice President, Treasurer and Director:
	Alpha Industries, Inc.
	Page & Schuyler Avenues, Lyndhurst, New Jersey 07071

	Chairman, Co-Chief Executive Officer, Treasurer, Secretary and Director:
	Zeta Consumer Products Corp.
	Macomb, Illinois

Alfred Teo also holds the offices of President, Treasurer and Chairman of the Board of Directors of Lambda Financial
Service Corp., Page & Schuyler Avenues, Lyndhurst, New
Jersey. This corporation is in the business of financial services.

Alfred Teo also holds the offices of Secretary, Treasurer and Chairman of the Board of Directors of Alpha Technologies,
Inc., 88 Centennial Avenue, Piscataway, New Jersey. This corporation is a computer network company.

Alfred Teo also holds the offices of President and Director of Red Line Express Corp., Page & Schuyler Avenues,
Lyndhurst, New Jersey. This corporation is in the business of intra-state and inter-state trucking.

Alfred Teo also holds the offices of Secretary, Treasurer and Chairman of the Board of Directors of Discount Packaging
Corp., 50 Grafton Avenue, Newark, New Jersey 07104. This corporation is in the packaging business.

Alfred Teo also holds the offices of Chairman, President and Director of M & E Packaging Corp., Page & Schuyler Avenues,
Lyndhurst, New Jersey 07071. This corporation is in the packaging business.

Alfred Teo also holds the offices of Chairman of the Board, Secretary and Director of Fidelity Service Corp., Page &
Schuyler Avenue, Lyndhurst, New Jersey 07071. This corporation is in the warehousing business.

SCHEDULE 13D
CUSIP NO. 62758B109						Page 11

Alfred Teo also holds the office of Secretary, Chairman of the Board of Directors and Director of Hillman's, The Eye
Care Company, Inc., 125 Route 46 West, Totowa, New Jersey
07512.  This corporation is in the eye care business.

Alfred Teo also holds office of Chairman of the Board of Directors and Chief Executive Officer of Tucker Housewares
Corp., 150 Clove Road, Little Falls, New Jersey.

Alfred Teo also holds office of Chairman of the Board of Directors and Chief Executive Officer of Essex Plastics
Corp., Pompono Beach, Florida.

Alfred Teo is a member of the Board of Directors of Fleet
Bank, N.A., 1 Exchange Place, Jersey City, New Jersey.

Alfred Teo is a member of the Board of Directors of American
Banknote Corporation, 200 Park Avenue, 49th Floor, New York,
NY  10166.

Alfred Teo is a member of Board of Trustees of St. Joseph's
Hospital Foundation, 703 Main Street, Paterson, New Jersey.

Alfred Teo is a member of the Board of Trustees of Stevens
Institute of Technology, Castle Point on Hudson, Hoboken, New
Jersey

(d)	During the last five (5) years, neither Alfred Teo nor Annie
Teo have been convicted in a criminal proceeding.

(e)	During the last five (5) years, neither Alfred Teo nor Annie
Teo have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Alfred Teo and Annie Teo are United States citizens.


SCHEDULE 13D
CUSIP NO. 62758B109						Page 12

III.	ALPHA INDUSTRIES, INC. RETIREMENT PLAN

(a)	Alpha Industries, Inc. Retirement Plan dated January 1, 1984,
Alfred Teo, Trustee

(b)	Place of Organization:  Page & Schuyler Avenues, Lyndhurst,
New Jersey 07071

(c)	Principal business:  Trust

(d)	During the last five (5) years, Alfred Teo has not been
convicted in a criminal proceeding.

(e)	During the last five (5) years, Alfred Teo has not been a
party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Alfred Teo is a U.S. citizen.

IV.	ALPHA TECHNOLOGIES, INC.

(a)	Alpha Technologies, Inc., a Corporation of the State of New
Jersey

(b)	Business Address: 88 Centennial Avenue, Piscataway, New
Jersey

(c)	Principal business:  computer consulting and sales.

(d)	During the last five (5) years, the Corporation has not been convicted in a criminal proceeding.

(e)	During the last five (5) years, the Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP NO. 62758B109						Page 13


(f)	Not applicable

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used by Alfred Teo and Annie Teo in making the purchases was personal funds. The source of funds used by M.A.A.A. Trust and Alpha Industries, Inc. Retirement Plan was trust funds. The source of funds used by Alpha Technologies, Inc. was corporate funds. The aggregate amount of funds used in making the purchases including brokerage commissions and other costs of execution through the close of business on August 15, 1997 was:

	M.A.A.A. Trust FBO Mark,			                  	$   864,448.75
	Andrew, Alan & Alfred Teo, Jr.

	Alfred Teo and Annie Teo,
	Joint Tenants with Rights
	of Survivorship					                          	$ 8,279,863.00

	Alpha Industries, Inc.		                     		$    30,925.00
	 Retirement Plan

	Alpha Technologies, Inc.	                    		$    38,190.00


		Total			                                  				$ 9,213,426.75

SCHEDULE 13D
CUSIP NO. 62758B109						Page 14

ITEM 4.   PURPOSE OF TRANSACTION

The acquisition of the securities of the issuer was made for the purpose of investment and to work with management to enhance the shareholders' value.

(a)	The reporting persons may acquire additional securities of
the issuer or dispose of securities of the issuer from time to time;

(b)	The reporting persons have no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	The reporting persons have no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	The reporting persons have no plans or proposals which relate to or would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	The reporting persons have no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

(f)	The reporting persons have no plans or proposals which relate to or would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	The reporting persons have no plans or proposals which relate to or would result in any changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

SCHEDULE 13D
CUSIP NO. 62758B109						Page 15

(h)	The reporting persons have no plans or proposals which relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

(i)	The reporting persons have no plans or proposals which relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	The reporting persons have no plans or proposals which relate to or would result in any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	As of the close of business on August 15, 1997, the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in
Item 2 is as follows:

                                 								 Number	         	Percentage
	       Name			                         		of Shares        of Class

	M.A.A.A. Trust FBO Mark,
	Andrew, Alan & Alfred Teo, Jr.         		  355,000     		  1.03%

	Alfred Teo and Annie Teo,
	Joint Tenants with Rights
	of Survivorship		                     			3,515,800     		 10.25%

	Alpha Industries, Inc.
	 Retirement Plan			                     	   10,000	        0.03%

	Alpha Technologies, Inc.		              	   19,000         0.06%

		Total			                        	    		 3,899,800        11.37%

	Note: Percentage of Class is based on 34,301,956 shares outstanding as reported in the 10Q last filed by the Issuer with the Securities Exchange Commission.

SCHEDULE 13D
CUSIP NO. 62758B109						Page 16

(b)
	1.	Alfred Teo and Annie Teo hold the shares listed next to
their names in paragraph (a) above as "joint tenants with rights of survivorship" and, as such, jointly share the power to vote or direct the vote, dispose of or direct the disposition of their shares.

	2.	Alfred Teo holds an authorization to trade securities
on behalf of M.A.A.A. Trust and may therefore direct the disposition of the shares of the issuer held by this Trust.

	3.	Alfred Teo is the Trustee of the Alpha Industries, Inc.
Retirement Plan dated January 1, 1984, and therefore has sole power to vote or direct the vote, dispose of or direct the disposition of the shares of the issuer held by this Retirement Plan.

	4.	Alfred Teo holds a 50% interest in Alpha Technologies,
Inc. and may participate in voting or directing the vote, disposing of or directing the disposition of the shares of the issuer held by this corporation, but he does not control the power to vote, direct the vote, dispose of or direct the disposition of the shares of the issuer held by this corporation.

(c)	Transactions in the class of securities reported that were
effected in the last sixty (60) days are shown on Exhibit A attached hereto and consisting of pages 19 through 23.

(d)	Where an interest relates to more than five (5%) percent of
the class, persons having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities are the same persons identified in paragraph (b) above.

(e)	Not applicable

SCHEDULE 13D
CUSIP NO. 62758B109						Page 17

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
		RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f)) and no written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other mater as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

STATEMENT PURSUANT TO RULE 13(d)-4

The undersigned reporting persons hereby declare that the filing of this statement shall not be construed as an admission that one or more of such reporting persons is(are), for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner or owners of any of the securities covered by this statement.


SCHEDULE 13D
CUSIP NO. 62758B109						Page 18

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 26, 1997           /s/ Alfred Teo, Individually


Dated:  August 26, 1997		        	/s/ Annie Teo, Individually


Dated:  August 26, 1997        			/s/ Annie Teo, Trustee of the
                               							M.A.A.A. Trust


Dated:  August 26, 1997		        	/s/ Teren Seto Handelman,
                               							Trustee of the M.A.A.A. Trust


Dated:  August 26, 1997		        	/s/ Alfred Teo, Trustee of the
                               							Alpha Industries, Inc.
                               							Retirement Plan


Dated:  August 26, 1997          	/s/ Alfred Teo, Chairman of
                               							the Board of Directors of
                               							Alpha Technologies, Inc.

SCHEDULE 13D
CUSIP NO. 62758B109						Page 19

A/C:  MAAA TRUST FBO

DATE		  TRANS  LOT/ID     QUANTITY		  TRD PRC	AMT/PRIN
	    	LONG

06/10/97	BUY   L 001       22400.00	 	1.875  	42224.00

7/15/97 	BUY   L 001	       2600.00   2.500  	 6526.00

7/16/97 	BUY   L 001     	 14700.00   2.500  	36897.00

7/16/97 	BUY   L 002	       9900.00   2.563  	25467.75

7/21/97 	BUY   L 001	        400.00   2.438     979.00

8/4/97  	BUY 	 L 001	      50000.00  	3.625 	181750.00

8/6/97  	BUY 	 L 001    	   6000.00  	3.813	  22935.00

8/6/97  	BUY	  L 002	        400.00  	3.625	   1454.00

8/6/97  	BUY	  L 003    	  33600.00   3.875 	130536.00

8/6/97  	BUY	  L 004	      10000.00  	3.938	  39475.00

8/7/97  	BUY	  L 001	       5000.00   4.688  23,488.00



SCHEDULE 13D
CUSIP NO. 62758B109						Page 20

A/C:  ALFRED S. TEO & ANNIE TEO JT. TEN

DATE   	TRANS LOT/ID   QUANTITY  TRD PRC   	AMT/PRIN

7/15/97	BUY   L 001	   3700.00  	2.500	      9287.00
7/16/97	BUY   L 001    4900.00   2.500    	 12299.00
7/17/97	BUY   L 001   19300.00   2.563    	 49649.25
7/17/97	BUY   L 002	  22300.00  	2.500    	 55973.00
7/17/97	BUY   L 003	   9600.00	  2.563      24696.00
7/18/97	BUY   L 001   15600.00   2.500    	 39156.00
7/18/97	BUY   L 002	  12400.00  	2.563	     31899.00
7/21/97	BUY   L 001	   1900.00  	2.438	      4650.25
7/21/97	BUY   L 002	   6300.00  	2.500    	 15813.00
7/21/97	BUY   L 003	    100.00  	2.438        244.75
7/21/97	BUY   L 004   95800.00   2.625     252433.00
7/21/97	BUY   L 005   10000.00   2.563      25725.00
7/21/97 BUY   L 006    4500.00   2.500      11295.00
7/21/97 BUY   L 007    4100.00   2.563      10547.25
7/22/97	BUY   L 001   10800.00   2.688      29133.00
7/23/97	BUY   L 001	   3500.00   2.813       9878.75
7/23/97	BUY   L 002   15100.00   2.875      43563.50
7/23/97	BUY   L 003   26200.00   2.938      77244.50
7/23/97	BUY   L 004   18200.00   2.750      50232.00
7/23/97	BUY   L 005    3000.00   3.000       9030.00
7/23/97 BUY   L 006    1000.00   3.063       3072.50
7/23/97	BUY   L 007    5500.00   3.125      17242.50
7/23/97	BUY   L 008     500.00   3.250       1630.00
7/24/97	BUY   L 001   11000.00   3.438      37922.50
7/24/97 BUY   L 002    4400.00   3.375      14894.00
7/24/97	BUY   L 003	   1000.00   3.188       3197.50
7/24/97 BUY   L 004     500.00   3.125       1567.50
7/24/97	BUY   L 005   16400.00   3.750      61664.00
7/24/97 BUY   L 006   16400.00   3.625      59614.00
7/24/97	BUY 	 L 007    8000.00   3.563      28580.00
7/24/97	BUY   L 008   16000.00   3.688      59160.00
7/24/97	BUY   L 009   31200.00   3.500     109512.00
7/25/97	BUY	  L 001	  35400.00	  3.625     128679.00
7/25/97	BUY	  L 002	  14600.00  	3.688    	 53983.50
7/28/97	BUY	  L 001	  22000.00  	3.688	     81345.00
7/28/97	BUY	  L 002	  54300.00  	3.625    	197380.50
7/29/97	BUY	  L 001	  53700.00  	3.750	    201912.00
7/29/97	BUY	  L 002	  13500.00  	3.688	     49916.25
7/29/97	BUY 	 L 003	   6500.00  	3.625    	 23627.50
7/30/97	BUY 	 L 001	  19500.00  	3.750	     73320.00
SCHEDULE 13D
CUSIP NO. 62758B109						Page 21

A/C:  ALFRED S. TEO & ANNIE TEO JT. TEN

DATE   	TRANS LOT/ID  QUANTITY  	TRD PRC  	AMT/PRIN

7/30/97	BUY	 L 002	   5800.00   	3.625	    21083.00
7/30/97	BUY  L 003	   6200.00   	3.688   	 22924.50
7/30/97	BUY	 L 004	   5000.00	   3.875	    19425.00
7/30/97	BUY  L 00	    1300.00	   3.813	     4969.25
7/31/97	BUY  L 001   50000.00    3.813	   191125.00
8/01/97	BUY	 L 001	  51000.00	   3.625   	185385.00
8/01/97	BUY  L 002    2000.00    3.688      7395.00
8/01/97	BUY  L 003     500.00	   3.688      1848.75
8/04/97	BUY	 L 001	  29000.00	   3.625    105415.00
8/05/97	BUY	 L 001	  29200.00	   3.625   	106142.00
8/06/97	BUY	 L 001	  23700.00   	3.938   	 93555.75
8/06/97	BUY	 L 002	 125000.00   	4.000   	501250.00
8/07/97	BUY	 L 001	   3000.00   	4.625   	 13905.00
8/07/97	BUY	 L 002	   6000.00   	4.188	    25185.00
8/7/97	 BUY  L 003   60000.00   	4.250   	255600.00
8/7/97 	BUY	 L 004	   3000.00	   4.375	    13155.00
8/7/97 	BUY	 L 005	   7000.00	   4.500	    31570.00
8/7/97 	BUY	 L 006	  10500.00	   4.563   	 48011.25
8/7/97 	BUY	 L 007	   7000.00	   4.688	    32883.00
8/7/97 	BUY  L 008	   8000.00	   4.625	    37080.00
8/8/97 	BUY	 L 001	  10500.00	   4.188   	 44073.75
8/8/97 	BUY	 L 002	   1000.00	   4.063	     4072.50
8/8/97 	BUY	 L 003	   6000.00	   4.438	    26685.00
8/11/97	BUY	 L 001	   1000.00	   4.375	     4385.00
8/11/97	BUY	 L 002	   2000.00	   4.313	     8645.00
8/11/97	BUY	 L 003	  53500.00	   4.250   	227910.00
8/11/97	BUY	 L 004	  29800.00	   4.438   	132535.50
8/12/97	BUY	 L 001	 121200.00   	4.500	   546612.00
8/12/97	BUY	 L 002	    500.00	   4.563	     2286.25
8/12/97	BUY	 L 003	  59000.00	   4.438	   262402.50
8/14/97	BUY  L 001   42500.00	   4.000	   170425.00
8/14/97	BUY	 L 002	   9100.00	   4.125	    37628.50
8/14/97	BUY	 L 003	   6000.00	   4.000	    24060.00
8/14/97 BUY	 L 004    2000.00    3.938	     7895.00
8/14/97	BUY	 L 005	   8100.00   	3.875   	 31468.50
8/14/97	BUY	 L 006	   1000.00   	4.000	     4010.00
8/14/97	BUY	 L 007	   2500.00	   4.063	    10181.25
8/14/97	BUY	 L 008	  11000.00   	4.125	    45485.00
8/15/97	BUY	 L 001	   3400.00	   4.125	    14059.00
8/15/97	BUY	 L 002	  50000.00	   4.000	   200500.00

SCHEDULE 13D
CUSIP NO. 62758B109						Page 22

A/C:  ALPHA INDUSTRIES RETIREMENT PLAN

DATE		  TRANS LOT/ID  QUANTITY	  	TRD PRC  	AMT/PRIN
       	LONG

5/22/97	BUY	  L 001    4000.00    	2.000	    8120.00

7/21/97	BUY   L 001    6000.00     2.438	   14685.00

SCHEDULE 13D
CUSIP NO. 62758B109						Page 23


A/C:  ALPHA TECHNOLOGY CORP.

DATE		   TRANS LOT/ID	  QUANTITY		   TRD PRC	  AMT/PRIN
         LONG

6/02/97 	BUY   L 001	   19000.00      2.000	   38190.00